                                                                    EXHIBIT 99.2

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

Supplement to the Invitation to the 14th Annual General Meeting of Shareholders and Special Meeting of Preference Shareholders
Rosengarten, Mannheim, May 3, 2001

This supplement describes certain United States federal income tax consequences of the conversion of preference shares into ordinary shares. This supplement should be read together with the Invitation to the 14th Annual General Meeting of Shareholders and Special Meeting of Preference Shareholders.

United States Federal Income Taxes

The following discussion of United States federal income tax consequences of the conversion of preference shares into ordinary shares applies only to a beneficial owner of preference shares that (i) is an individual that is a citizen or resident of the United States for federal income tax purposes or is a corporation organized under the laws of the United States or any political subdivision thereof and (ii) does not own and has not owned at any time within the last five years (and is not deemed for U.S. tax purposes to own or have owned at any time within the last five years) 10% or more of the total combined value or voting power of the Company's stock. This discussion is based, in part, on representations of the depositary, and assumes that each obligation of the deposit agreement and any related agreements will be performed in accordance with its terms.

The Company anticipates that the conversion of the preference shares into ordinary shares will be treated as a nontaxable "recapitalization" of the Company for United States federal income tax purposes. If the conversion is so treated, then a U.S. holder of preference shares will not recognize gain or loss on the conversion and such holder's adjusted federal income tax basis and holding period in the preference shares will become the holder's tax basis and holding period in the ordinary shares received on the conversion.

United States persons that would hold, either directly or under the applicable ownership attribution rules, 10% or more of the total combined voting power of the Company's shares following the conversion of the non-voting preference shares to ordinary voting shares should consult their tax advisors regarding whether they may be subject, following the conversion, to U.S. tax rules that would generally require that they include in income currently their share of the Company's "subpart F income" whether or not such income is distributed by the Company. For these purposes the Company's subpart F income would include certain interest, dividends and royalties (other than certain royalties derived in the active conduct of a trade or business).



                                       7